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11016054

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SEC FILE NUMBER
8-49672

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2011
WASH. D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NFP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 S. Capital of Texas Hwy. Bldg. 2 Suite 125
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Yin (512) 697-6940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly Yin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NFP Securities Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christine C. Walker
Notary Public,
State of Texas
Comm. Exp. 10-20-13

Kelly Yin

Signature

VP, CONTROLLER, FINOP

Title

Christine C Walker

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NFP Securities, Inc.

Statement of Financial Condition

December 31, 2010

NFP Securities, Inc.
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
NFP Securities, Inc.:

In our opinion, the accompanying statement of financial condition and related statements of income, of changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of NFP Securities, Inc (the "Company") at December 31, 2010 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed more fully in Note 5, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers L.L.P.

February 24, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NFP Securities, Inc.
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 90,209,348
Receivable from brokers, dealers and clearing firm	6,096,120
Receivable from affiliates	465,152
Other assets	2,422,198
Total assets	$ 99,192,818
Liabilities	
Payable for concessions, commissions and fees	$ 4,846,971
Accounts payable and other accrued liabilities	8,744,962
Payable to affiliates	40,005,402
Total liabilities	53,597,335
Shareholder's equity	
Common stock, par value $1.00 per share, 500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	5,104,312
Retained earnings	40,491,071
Total shareholder's equity	45,595,483
Total liabilities and shareholder's equity	$ 99,192,818

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

NFP Securities, Inc. (the "Company"), a Texas Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a registered investment advisor. The Company is an introducing broker that provides securities brokerage services to affiliated and nonaffiliated entities and registered representatives.

The Company is a wholly owned subsidiary of National Financial Partners Corp. (the "Parent" or "NFP"). The Parent has acquired financial services entities (the "Firms") through the execution of certain agreements ("Merger Agreements"). Individuals (the "Principals") manage the Firms under management agreements ("Management Agreements") with the Parent. The Parent requires the majority of Principals and Firms to transact all securities related activities through the Company. The revenue earned by the Firms is assigned to the Company under the Merger Agreements and Management Agreements. The Company provides administrative services to the Firms pursuant to administrative services agreements ("Administrative Services Agreements").

The Firms offer to high net worth individuals and companies throughout the United States and in Canada comprehensive solutions across corporate and executive benefits, life insurance and wealth transfer, and investment advisory products and services.

2. Significant Accounting Policies

General
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing broker") or directly to the product fund or carrier.

Estimates
The preparation of the financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Securities Transactions
Securities owned and securities sold, not yet purchased are stated at fair values and represent securities positions of the Company that are results of trades executed on behalf of customers, which are subsequently not honored by the customers. These amounts are included in other assets or accounts payable and other accrued liabilities on the Statement of Financial Condition.

Income Taxes
The accounts of the Company are included in the consolidated federal income tax return filed by the Parent. The provision for income tax is calculated on a separate return basis. The amount of current federal tax or benefit calculated is either remitted to or received from the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

GAAP requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. Those positions do not impact the Company's financial statements due to the indemnification in the tax sharing agreement with the Parent with respect to any such items.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market mutual funds and commercial paper.

3. Deposits Held by Clearing Broker and Clearing Organization

Under the terms of the clearing agreements between the Company and the clearing broker and clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing broker and clearing organization. Should the clearing broker and clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker and clearing organization. Included in other assets on the Statement of Financial Condition is $160,000 of funds on deposit with the clearing broker and a clearing organization.

4. Related Party Transactions

The Company has extensive transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has an expense agreement with NFP Insurance Services, Inc. (the "NFPISI"), a wholly owned subsidiary of the Parent, in which NFPISI pays and allocates overhead expenses of the Company, including compensation and benefits, occupancy and equipment cost, communications, data processing and advertising, and other expenses. The company reimburses NFPISI for such expenses on a regular basis. At December 31, 2010, an amount payable to NFPISI of $3,957,698 is included in payable to affiliates in the accompanying Statement of Financial Condition.

The Company recognizes management fee expense in accordance with the Management Agreements. The Statement of Financial Condition includes $25,453,964 of net payables related to the Management Agreements. The Parent allocates costs to the Company for general administrative services provided during the year. Included in payable to affiliates at December 31, 2010 is $10,527,434 of allocated costs and tax payable to the Parent. The Statement of Financial Condition also includes receivables from affiliates of $465,152 and payables to affiliates of $66,306.

5. Distributions to Parent

During 2010, the Company made distributions to its Parent in the amount of $52,000,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments to the Parent if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company's net capital of $29,132,706 was $25,559,908 in excess of its required minimum net capital of $3,572,798. The Company's ratio of aggregate indebtedness to net capital was 1.84 to 1 as of December 31, 2010.

7. Retirement Plan

Effective January 1, 2001, the Parent established the National Financial Partners Corp. 401(k) Plan ("the Plan") under Section 401(k) of the Internal Revenue Code. Eligible employees of the Company may participate in the Plan established by the Parent. To be eligible, employees must have reached the age of 21 and completed three months of service. The Company matches employee contributions at a rate of fifty percent, up to six percent of eligible compensation.

8. Stock Incentive Plan

The Parent allocates stock option expenses associated with the Company's employee stock incentive plan.

9. Credit Risk and Financial Guarantees

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2010 approximately 99.6% of cash and cash equivalents were held at three institutions.

The Company clears securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company did not have material liabilities with regard to the right.

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's financial position, results of operations or cash flows.

On July 8, 2010, NFP replaced its existing credit agreement with a new credit agreement. In connection with this, on July 8, 2010, the Limited Guarantee and Security Agreement that the Company entered into on June 8, 2009 in favor of Bank of America, N.A. as administrative of NFP's existing credit agreement was terminated and the Company entered into a Limited Guarantee Agreement (the "Agreement") in favor of Bank of America, N.A. as administrative agent of NFP's new credit agreement. The Agreement guarantees to the administrative agent for the ratable benefit of the lenders parties to NFP's credit agreement and their respective successors, indorses, transferees, and assigns, the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of NFP's obligations under its credit agreement and related loan documents up to a maximum of $10 million. The guarantee remains in effect until all of NFP's obligations under its credit agreement and related loan documents have been paid in full and the lenders' commitments under NFP's credit agreement have been terminated. [In addition, if an event of default under NFP's credit agreement occurs and is continuing, NFP has agreed that each subsidiary guarantor under its credit agreement, including the Company, must, to the extent it is not prohibited by law from doing so, distribute cash on hand (other than an aggregate $10 million among all subsidiary guarantors) to NFP at least monthly unless such cash is subject to a perfected first priority security interest in favor of the administrative agent.]

11. Subsequent Events

The Company evaluated subsequent events from January 1, 2011 through February 24, 2011, the date of issuance of the financial statements. The Company did not have any significant subsequent events to report.

MIX
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